UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of October, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                      Press Release
[LOGO - GRUPO TELEVISA, S.A.]                         FOR IMMEDIATE RELEASE
                                                      ---------------------

          GRUPO TELEVISA TO PARTICIPATE IN A PUBLIC BID TO OBTAIN
                 FREE-TO-AIR TELEVISION CONCESSION IN SPAIN

Mexico City, October 17, 2005--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), today announced that it will participate in a consortium that has presented a proposal to the government of Spain to obtain a concession for a free-to-air television channel in Spain ("the Concession"). Televisa will have a 40% participation interest in this consortium and a group of Spanish investors led by Grupo Arbol and Mediapro will own 60%.

The Concession includes the allocation of one analogue channel and two digital channels with national coverage, which will be transformed into four digital channels by 2010, at which time analogue transmissions are expected to switch-off in Spain. According to the terms and conditions of the bid guidelines published by the government of Spain on July 30, 2005, the Concession is expected to be granted no later than December 2, 2005. No payment is required to obtain the Concession.

Grupo Arbol and Mediapro, which are in an integration process, are content production and audiovisual service companies, respectively, and are the main suppliers of prime-time content and production services for free-to-air television channels in Spain. These two companies will form the largest television content production company in Spain and second largest in Europe, with combined sales of close to U.S.$400 million and approximately 1,800 employees. Their main activities include content production for television, movies, pay television channels, purchase of sporting and movie transmission rights, digital production services, technical services and consulting. Grupo Arbol and Mediapro bring an experienced management team in Spanish television to lead this project.

Spain's GDP has grown 3.7% per year on average during the last ten years, resulting in one of the fastest growing economies in the European Union. The Spanish advertising market is valued at approximately (euro)6.1 billion euros, of which close to (euro)2.7 billion euros, or 44% are allocated to the television industry. The television advertising market in Spain is one of the most dynamic and profitable in Europe and has grown 7.6% per year during the last three years. Spain presents an attractive investment opportunity for Televisa given its size, growth potential, and synergies in the production and distribution of content.

This transaction is subject to execution of definitive documentation, closing conditions, and obtaining any applicable regulatory approvals. There is no assurance that the Concession will be granted to the consortium mentioned above.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###


CONTACTS:
INVESTOR RELATIONS:
Michel Boyance/Alejandro Eguiluz
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
(5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: October 19, 2005                      By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President